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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

FIMEP S.A.
(Translation of registrant's name into English)

89, rue Taibout
75009 Paris
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

        Change of name of FIMEP, FIMAF and Legrand approved on October 31, 2003

CHANGE OF NAME

        On October 31, 2003 the shareholders of FIMEP S.A. have approved in a shareholder meeting the change of the name of the company from "FIMEP S.A." to "Legrand Holding S.A." FIMEP, as the sole shareholder of FIMAF S.A.S. has changed the name of its subsidiary, FIMAF S.A.S., to Legrand S.A.S.

        The registered offices of Legrand Holding S.A. and Legrand S.A.S. have been changed by resolution passed in the same meeting to 128 avenue du Maréchal de Lattre de Tassigny 87000 Limoges, France from 89, rue Taitbout 75009 Paris, France.

        All future filings of the company with the U.S. Securities and Exchange Commission will be made in the name of Legrand Holding S.A. in place of FIMEP S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIMEP S.A.
Date: November 24, 2003	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

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CHANGE OF NAME
SIGNATURES